Exhibit 99.1

Execution Version

AMENDING AGREEMENT

This amending agreement (the “Agreement”) is made as of March 16, 2020 between HUDBAY MINERALS INC., a corporation governed by the federal laws of Canada (the “Company”) and WATERTON GLOBAL RESOURCE MANAGEMENT, INC., a corporation governed by the laws of the Province of Ontario (“WGRM”).

R E C I T A L S

WHEREAS, the Company and WGRM executed a settlement agreement dated May 3, 2019 (the “Settlement Agreement”) whereby the parties agreed, among other things, to the nomination of the Investor Nominees at the 2019 Meeting and 2020 Meeting and certain standstill covenants of Waterton;

AND WHEREAS, Waterton beneficially owns, or exercises control or direction over, an aggregate of 39,186,013 Common Shares (as defined herein), representing approximately 14.998% of the Common Shares issued and outstanding as of the date hereof;

AND WHEREAS, Peter Kukielski has been appointed President and Chief Executive Officer of the Company;

AND WHEREAS, the Company and Waterton wish to (i) acknowledge such appointment, and (ii) amend certain of the standstill provisions and enter into this Agreement in order to reflect their mutual agreement with respect to such amendments;

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	All capitalized terms used herein shall, unless otherwise indicated herein, have the meanings set forth in the Settlement Agreement.
2.	If a conflict or inconsistency exists between a provision of this Agreement and a provision in the Settlement Agreement or any part thereof, then the provisions of this Agreement shall prevail.
3.	Chief Executive Officer.

The parties hereto acknowledge the appointment of Peter Kukielski as President and Chief Executive Officer of the Company and that (a) he continues to serve each of the Environmental, Health, Safety and Sustainability Committee and the Technical Committee in his capacity as Chief Executive Officer rather than as a member of such committees and (b) since his appointment, he shall be compensated in his role as President and Chief Executive Officer and not as a director of the Company. In light of the foregoing, the parties agree that the provisions of Sections 2(a)(ii)(C) and (D), as they relate to the Environmental, Health, Safety and Sustainability Committee and the Technical Committee, and Section 2(c), as it relates to Peter Kukielski,, of the Settlement Agreement are waived.

4.	Standstill.
(a)	Section 4(a) of the Settlement Agreement is hereby amended to replace “Termination Date” with “Standstill Termination Date”.
(b)	Section 4(a)(i) of the Settlement Agreement is hereby amended to replace each reference to “15%” with “19.99%”.
(c)	Section 4 of the Settlement Agreement is hereby amended to add a new subsection as follows:
“(c)	Notwithstanding the foregoing provisions of this Section 4, the parties agree that Waterton and its Affiliates shall be permitted to participate in discussions with a third party and that such discussions shall not violate Section 4(a)(ii)(3) provided that:
(i)	such discussions are initiated by the third party;
(ii)	Waterton will disclose the name of the third party, the date of any such discussions and the nature of such discussions to the Company no later than the earlier of: (A) three (3) business days following the occurrence of such discussions, and (B) immediately following Waterton learning of an intention of such third party to make a public statement in respect of such discussions or the subject matter thereof; and
(iii)	Waterton shall not (A) agree to sell or pledge any Common Shares beneficially owned by Waterton (or over which Waterton exercises control or direction) in connection with any Change of Control Transaction initiated, proposed or financed by such third party, or any party acting jointly or in concert with such third party, or (B) vote or enter into a support agreement in respect of a Change of Control Transaction initiated, proposed or financed by such third party, or any party acting jointly or in concert with such third party, prior to such Change of Control Transaction being made public by the third party.”.
(d)	Section 11 of the Settlement Agreement is hereby amended to add a new subsection as follows:
“(i.A)	“Standstill Termination Date” means the Termination Date, provided that if Waterton directly or indirectly acquires beneficial ownership in excess of 16% of the Common Shares on or prior to such date, then the Standstill Termination Date shall automatically be extended until the date that is six months following the Termination Date, and provided further that if Waterton directly or indirectly acquires beneficial ownership in excess of 17.5% of the Common Shares on or prior to such extended date, then the Standstill Termination Date shall automatically be extended until the date that is the earlier of (1) the day following the Company’s annual meeting of shareholders in 2021 and (2) June 30, 2021.”.
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5.	Section 13 of the Settlement Agreement is hereby amended to replace “Termination Date” with “Standstill Termination Date”.
6.	As soon as practicable following the execution of this Agreement, the Company shall issue a press release as set out in Schedule “A” hereto.
7.	Except as herein modified, the terms and conditions of the Settlement Agreement remain unmodified and in full force and effect.
8.	This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a party may send a copy of its signature on the execution page hereof to the other party by email or pdf or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving party.
9.	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario sitting in the City of Toronto for any actions or proceedings arising out of or related to this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

HUDBAY MINERALS INC.

Per:	“Stephen A. Lang”
	Name:	Stephen A. Lang
	Title:	Chairman

WATERTON GLOBAL RESOURCE MANAGEMENT, INC.

Per:	“Richard Wells”
	Name:	Richard Wells
	Title:	Chief Financial Officer

[Signature Page – Amending Agreement]

SCHEDULE “A”

Press Release

Hudbay and Waterton Announce Amendment to Settlement Agreement

Toronto, Ontario, March [xx], 2020 – Hudbay Minerals Inc. (“Hudbay” or the “Company”) (TSX, NYSE: HBM) and Waterton Global Resource Management, Inc. (“Waterton”), today announced they have agreed to amend certain of the standstill provisions of the settlement agreement dated May 3, 2019 that resulted in the nomination of new directors independent of Waterton and, at the time, the Company. The parties have agreed to increase the number of Company shares that may be acquired by Waterton from 15.0% to up to 19.99% during the standstill period. The parties also have agreed to amend certain provisions of the standstill and to extend the standstill period for six months if Waterton acquires beneficial ownership in excess of 16% of the Company’s shares prior to the original termination date, with an automatic extension of a further six months if Waterton’s beneficial ownership interest exceeds 17.5% of the Company’s shares prior to the expiry of such initial six-month extension period.

“We are pleased to have amended these terms of our agreement with Waterton, which further demonstrates their support for Hudbay as a leading independent shareholder,” said Stephen Lang, Hudbay’s Chair of the Board of Directors.

A copy of the amending agreement will be available under Hudbay’s profile on SEDAR.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For investor and media inquiries, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

Additional Required Early Warning Report Information

Immediately prior to agreeing to amend the settlement agreement and immediately after agreeing to amend the settlement agreement, Waterton, together with Waterton Mining Parallel Fund Offshore Master, LP (“Waterton Mining LP”) and Waterton Precious Metals Fund II Cayman, LP (“Waterton Fund II”), owned and exercised control and direction over, in the aggregate, 39,186,013 common shares of Hudbay, representing approximately 14.998% of the outstanding common shares of Hudbay.

The common shares of Hudbay were acquired for investment purposes and for other reasons detailed in Item 5 of the early warning report to be filed under applicable Canadian securities laws. Waterton, together with Waterton Mining LP and Waterton Fund LP, may, depending on market and other conditions, acquire additional common shares of Hudbay through market transactions, private agreements, treasury issuances, exercise of warrants, or otherwise, or may sell all or some portion of common shares of Hudbay, or may continue to hold common shares of Hudbay.

For further information and to obtain a copy of the early warning report, please see Hudbay’s profile on the SEDAR website www.sedar.com or contact Richard Wells, Chief Financial Officer of Waterton at 416-504-3507. The head office address of Waterton is Commerce Court West, 199 Bay Street, Suite 5050, Toronto, Ontario, M5L 1E2, Canada. The head office address of each of Waterton Mining LP and Waterton Fund II is Ugland House, Grand Cayman, Cayman Islands, KY1-1104. The head office address of Hudbay is 25 York Street, Suite 800, Toronto, Ontario, Canada M5J 2V5.